

Mail Stop 7010

December 12, 2008

<u>Via U.S. Mail and Fax (27 0 11 476 2637)</u>
Mr. Jacob Hendrik Dissel
Acting Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re:** **DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed December 14, 2007**
> **File No. 0-28800**

Dear Mr. Dissel:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant